PRA Corporate Headquarters 4130 ParkLake Avenue • Suite 400 • Raleigh, North Carolina 27612 • USA P +1 919.786.8200 • F +1 919.786.8201

prahs.com

September 19, 2014

John Reynolds

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:                             PRA Health Sciences, Inc. (the “Company”)
Form S-1, File No. 333-198644 (as amended, the “Registration Statement”)

Dear Mr. Reynolds:

In order to facilitate the Staff’s review of the above-referenced Registration Statement, including the analysis of the matters contemplated in comment 1 of the Staff’s comment letter, dated August 13, 2014, relating to the initial confidential submission of the Registration Statement, we advise the Staff that the Company expects to effect a 2.34539-for-1 reverse stock split prior to commencing the offering. The Company currently believes that the low end of the price range for shares of common stock will not be lower than $20.00 per share and that the high end of the range will not be higher than $25.00 per share, after giving effect to the reverse stock split. The Company expects to include a bona fide estimated price range, as required by item 501(c) of Regulation S-K,  in the next filing of the Registration Statement.

Additionally, further to the response to comment 8 of the Staff’s comment letter, dated September 10, 2014, relating to the Registration Statement, we note that the fair value of a share of the Company’s common stock as of December 20, 2013 (the “Grant Date”), as adjusted to give effect to the stock split described above, and determined in the manner described in our September 17, 2014 response to comment 8, would have been $11.73. As disclosed on page 86 of Amendment No. 1 to the Registration Statement, the Company determined that the fair value of its common stock on the Grant Date was equal to the per share purchase price paid by affiliates of Kohlberg Kravis Roberts & Co. in the September 23, 2013 transactions. The Company notes that as of the Grant Date, the Company’s integration of its recent acquisitions was ongoing, and the Company did not yet have any periodic financial information reflecting the integration of RPS. Furthermore, the Company notes that the share prices of its public company peers, Icon plc (Nasdaq: ICLR), Parexel International Corporation (Nasdaq: PRXL) and Quintiles Transnational (NYSE: Q) (collectively, the “Peer Group”), decreased on a weighted-average basis by 2.2% between September 23 and December 20, 2013. As a result, the Company determined that it was appropriate to continue to apply the valuation used in the September 23, 2013 transactions on the Grant Date. The Company believes that the fair market value of its common stock has increased since the Grant Date due to factors that include the successful implementation of its recent acquisitions and increases in the market values of its publicly-traded peer companies. Since the Grant Date, the Company has had an additional nine months to evaluate the progress of its acquisition integration, aided by three quarters of financial information.  Additionally, the share prices of its Peer Group have increased on a weighted-average basis by 33.4% since December 20, 2013, with two of these companies, Icon plc and Parexel International Corporation, posting increases of 44.3% and 41.5%, respectively.

Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at (919) 786-8200 or Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Sincerely,

PRA HEALTH SCIENCES, INC.

By:	/s/ Linda Baddour
	Name:	Linda Baddour
	Title:	Executive Vice President and
Chief Financial Officer

Cc: Richard Fenyes, Esq., Simpson Thacher & Bartlett LLP